EXHIBIT 13.3

First West Virginia Bancorp, Inc.

Summarized Quarterly Financial Information

A summary of selected quarterly financial information follows:

2009	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Total interest income	$3,304,098	$3,254,038
Total interest expense	1,193,530	1,105,757
Net interest income	2,110,568	2,148,281
Provision for loan losses	—	10,000
Investment securities gain (loss)	(7,393)	185,945
Total other income	296,901	302,979
Total other expenses	1,737,025	1,938,040
Income before income taxes	663,051	689,165
Net income	523,594	546,225
Net income per share	0.33	0.34

2008	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Total interest income	$3,482,786	$3,329,189	$3,366,841	$3,335,265
Total interest expense	1,352,940	1,297,528	1,329,848	1,294,900
Net interest income	2,129,846	2,031,661	2,036,993	2,040,365
Provision for loan losses	—	—	—	—
Investment securities gain (loss)	112,501	(511)	(2,081)	—
Total other income	347,984	334,061	355,438	340,516
Total other expenses	1,762,484	1,723,293	1,734,713	1,788,280
Income before income taxes	827,847	641,918	655,637	592,601
Net income	636,341	511,217	521,905	536,048
Net income per share	0.40	0.32	0.33	0.34

2007	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Total interest income	$3,379,956	$3,381,757	$3,454,255	$3,492,528
Total interest expense	1,321,508	1,313,361	1,397,738	1,398,893
Net interest income	2,058,448	2,068,396	2,056,517	2,093,635
Provision for loan losses	—	—	(100,000)	—
Investment securities gain (loss)	(54,193)	2,837	(605)	29,706
Total other income	330,850	355,763	370,086	376,034
Total other expenses	1,864,452	1,787,705	1,787,298	1,832,789
Income before income taxes	470,653	639,291	738,700	666,586
Net income	415,396	506,022	579,613	534,931
Net income per share	0.26	0.32	0.36	0.34